SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: May 13, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release for First Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 13, 2005

IVANHOE MINES ANNOUNCES Q1 2005 RESULTS,
INCLUDING A RECORD OPERATING PROFIT OF US$9.5 MILLION

VANCOUVER, CANADA — Ivanhoe Mines today released its results for the first-quarter of 2005.

Revenue from mining operations in the first quarter of 2005 (Q1’05) increased to US$15.1 million, up from US$9.4 million in the first quarter of 2004 (Q1’04). The company generated a record operating profit of US$9.5 million in Q1’05, up 70% from US $5.6 million in Q1’04.

Ivanhoe reported a net loss of US$19.6 million (7 cents US per share) in Q1’05, compared to a net loss of US$32.4 million (12 cents US per share) in Q1’04. The decrease in net loss between the two quarters is mainly due to higher copper production and prices in Q1’05, as well as higher iron ore pellet prices received in Q1’05.

In Q1’05, Ivanhoe continued with its conservative accounting policy of expensing its exploration and development costs in the period in which they are incurred. Exploration and development expenses in Q1’05 totalled US$24.4 million, compared to US$20.7 million in Q1’04.

Summary of key points

OYU TOLGOI COPPER-GOLD PROJECT, MONGOLIA

On May 3, 2005, a new independent resource estimate was released by AMEC Americas Limited, based on drilling results up to mid-April, 2005. The new AMEC report (see Ivanhoe’s May 3, 2005, release) estimates that the Oyu Tolgoi Project now contains measured and indicated resources totalling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off. The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and an 85% increase in contained gold since AMEC’s last resource estimate released in August, 2004.

In addition to the indicated resources, the Oyu Tolgoi Project contains inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.

Subsequent to the May, 2005, AMEC resource estimate, step-out drilling on the Hugo North Deposit has extended the high-grade copper mineralization an additional 450 metres to the northeast onto the Ivanhoe-Entrée Gold joint-venture property that is contiguous with, and directly north of, Ivanhoe’s 100%-owned Oyu Tolgoi Project. The recent drilling has extended the strike length of the Hugo North copper-gold discovery to greater than 2.2 kilometres. Hugo North is part of the 6.5-kilometre-long chain of copper and gold deposits discovered to date by Ivanhoe at Oyu Tolgoi. The copper and gold mineralization intersected in holes EGD006, EGD006A and EGD008 drilled to date on the Ivanhoe-Entrée Gold joint-venture property was not used in the recent AMEC resource estimate, with the result that the resource block model for Hugo North extended only to the Ivanhoe-Entrée Gold joint-venture property boundary.

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Ivanhoe plans to release its Integrated Development Plan for Oyu Tolgoi late in Q2’05. Management expects that the Integrated Development Plan, which assumes a minimum 40-year mine life, will present an informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett Deposits is required. The planned 1,200-metre-deep exploration shaft, currently being developed by the Redpath Group of North Bay, Ontario, Canada, and subsequent horizontal development is being undertaken to accomplish this requirement.

When completed, the shaft will provide access to both the Hugo North and Hugo South Deposits for the purpose of completing detailed feasibility studies, further resource delineation drilling, and rock characterization work. The target completion date of the shaft-sinking is early 2007, with underground drifting and drilling occurring in 2007 and early 2008.

NARIIN SUKHAIT COAL PROJECT, MONGOLIA

In February, 2005, Ivanhoe initiated a resource-delineation drilling program at the company’s 100%-owned Nariin Sukhait coal exploration project, located along the strike extensions of the operating Nariin Sukhait coal mine. The mine, owned and operated by a Mongolian-Chinese joint venture company, reportedly produced approximately 1.5 million tonnes of bituminous coal in 2004 for export to China. Ivanhoe’s objective of the first phase of its drill program is to delineate an initial coal resource to provide the basis to commence a commercial mining operation.

BRONZE FOX PROJECT, MONGOLIA

In April, 2005, Ivanhoe announced that it had completed its Induced Polarization (IP) geophysical survey at the Bronze Fox district gold-copper discovery in southern Mongolia, and would commence a diamond drilling program on the project in mid-May.

Ivanhoe’s multi-rig drill program will initially focus on the central Bronze Fox prospect, one of several gold-rich copper porphyry targets discovered by Ivanhoe’s exploration team last year. Drilling will test high-grade gold-copper-molybdenum mineralization associated with sheeted quartz veins, where a recent IP survey delineated a continuous chargeability anomaly approximately 1,500 metres long. The anomaly varies in width from 200 to 400 metres.

STRATEGIC ALLIANCE WITH MITSUI & CO. OF JAPAN

On March 30, 2005, Ivanhoe announced the formation of a strategic alliance with Mitsui & Co., Ltd. of Japan. The purpose of the alliance is for the two companies to jointly develop copper/gold and coal projects in Mongolia’s South Gobi Region and to deliver transportation, electrical energy and other infrastructure services related to these projects.

MONYWA COPPER PROJECT JOINT VENTURE, MYANMAR

In Q1’05, cathode production from Monywa’s S&K mine totalled 9,603 tonnes (Ivanhoe’s share being 4,802 tonnes) representing a 25% increase over the same period in 2004. During the quarter, operating profit from the mine totalled US$9.5 million compared to US$5.6 million in Q1’04.

The average copper price received by the joint venture for cathode sales in Q1’05 was US$1.56 a pound, up from US$1.20 a pound in Q1’04. Cost of operations in Q1’05 was 39 cents (US) per pound, up from 31 cents (US) per pound in Q1’04 due to increased costs for electricity and chemicals in Q1’05.

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The expansion of Monywa’s production capacity to 39,000 tonnes of copper cathode a year was completed in Q4’04. A further expansion to 50,000 tonnes a year — a further 28% increase — is now scheduled to be completed by mid-2006.

In February, 2005, the Monywa joint venture’s original US$90 million non-recourse debt balance was reduced to US$7.5 million. The balance of the loan is scheduled to be repaid in full in August, 2005.

SALE OF SAVAGE RIVER, AUSTRALIA

In February, 2005, the company sold the Savage River operations for guaranteed cash payments of US$21.5 million plus a series of contingent, annual payments based on future pellet prices. These future payments, to be made over a five-year period, will begin in March, 2006. Ivanhoe expects to receive cumulative payments totalling approximately US$44 million by the end of March, 2006, and additional future contingent annual considerations, based on future iron ore prices and Savage River’s metal production.

CLONCURRY PROJECT, AUSTRALIA

In Q1’05, Ivanhoe announced the discovery of a new deposit of a potentially significant iron oxide copper-gold mineralization at the Swan prospect. The new discovery, located 600 metres southwest of the former Mount Elliott gold and copper mine, has a 300-metre-wide by 400-metre-long magnetic anomaly signature. A total of six diamond drill holes, one of which reached a depth of at least 350 metres below surface, encountered chalcocite and gold mineralization. The mineralization is open-ended along strike and to depth. Ivanhoe’s management believes that the area has excellent potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia.

Ivanhoe’s results for the first three months of 2005 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of the planned development and engineering at the Oyu Tolgoi project, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.